Exhibit 99.3

INVESTOR CONFERENCE CALL

BAYER PHARMACEUTICALS PROPOSED ACQUISITION

OF SCHERING AG

Held on Friday, March 24th, 2006

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March 24, 2006

THE MODERATOR:  Good morning, ladies and gentlemen, and thank you for standing by.  Welcome to the Investors Conference call on the takeover for Schering AG on 24th March 2006. Throughout today’s recorded presentation all participants will be in a listen-only mode.  After the presentation there will be an opportunity to ask questions.  If any participant has difficulty hearing the conference, please press the star key followed by the zero on your telephone for operator assistance. I would now like to hand the conference over to Mr Alexander Rosar, Head of Investor Relations of Bayer AG.  Please go ahead, sir.

MR ROSAR:  Good morning, ladies and gentlemen. It is a pleasure to welcome you to the call.  With me today are Werner Wenning, our CEO, Klaus Kühn our CFO, Wolfgang Plischke, member of the board of Bayer, and Arthur Higgins, the head of our Health Care Division. The slides that we plan to take you through this morning are on our website, together with our announcement release and a handout which provides some additional information. Before we start, could I just draw your attention to the format of the disclaimer wording that governs the material we are planning to share with you today.

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depository shares of Schering AG.  The terms and the conditions of the offer will be published in an offer document only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt

fur Finanzdienstleistungsaufsicht) has been obtained. At the time of the publication of the offer document and the commencement of the tender offer, Dritte BV GmbH will file a tender offer statement with the US Securities Exchange Commission with respect to the takeover offer.  Investors and holders of shares and American depository shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC when they become available, because they will contain important information. Investors and holders of shares and American depository shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s website or at the website Bayer.de. This is not an offer of Bayer AG’s securities for sale in the United States.  No such securities have been registered under the US Securities Act of 1933 as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States must be made by the means of a prospectus that contains detailed information about the issuer, its management and its financial statement. Bayer AG intends to apply for exemptive relief from the provisions of rule 14e-5 under the US Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of the shares of Schering AG outside of the takeover offer from and after the first public announcement of the offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under the applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchase of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the offer period in which the offer is open for acceptance.  These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices.  Any information about such purchases will be disclosed as required by applicable security laws. This announcement contains forward-looking statements based on current assumptions and forecasts made by the Bayer Group management.  Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situations, development or performance of the company and the estimates given here.  These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange or in our reports filed with the SEC.  Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statement or to conform them to future events or developments. In the course of this call Werner Wenning will summarise the transaction we are proposing and explain its overall rationale.  Arthur Higgins will explain what the transaction means for HealthCare and Pharma business.  Werner Wenning will conclude by explaining what this means for the shape and future prospect of the group, explain how we will pay for it and how long we expect the offer process to take. I would now like to hand over to Werner Wenning to talk you through today’s announcement.

MR WENNING:  Good morning, ladies and gentlemen. Welcome to this conference call to discuss the announcement we made last night.  We are planning to launch a friendly offer to acquire Schering AG.  Let me start by setting out what this transaction means for Bayer.  It is a summary of existing successful healthcare strategy.  We create a genuine leader in speciality care.  Our enlarged Pharma business will be well positioned to grow strongly with lower risk of a diversified portfolio of products.  We can deliver several hundred million of synergies creating value for shareholders.  The good product and culture fit will make the integration run smoothly.  The position improves the financial outlook for the Bayer Group.  This is a friendly deal and we have Schering´s full support for our offer. In the balance of this presentation we are hoping to pick up on these key themes to give you some more colour and details.  We have been focusing on expanding our HealthCare operation for some time, and when we embarked on this initiative we identified two clear acquisition priorities.  The first was Roche OTC, because it was a business we knew well and already had many commercial relationships and tie-ups with our OTC business.

The second was Schering.  Until recently Schering was not looking for a partner.  Merck’s hostile approach has changed that, and we now have an opportunity to put together two businesses that really should be one.  Taking into account the disposals of Wolff and Starck, which we are also announcing today, we will move from having around a third of sales in HealthCare to almost half.  Furthermore, the value within the group will be even more balanced towards HealthCare.  We are planning to make an all-cash offer to acquire Schering for 86 Euros per share, which values the company at 16.3 billion equity value. We think this is a compelling proposal for Schering shareholders.  It is a 39 per cent premium to the price before bid speculation started, and at a premium of 12 per cent to Merck’s hostile offer.  Based on Schering’s last reported financials, the offer represents a multiple to EBITDA of less than 12 times. How can we justify making such a compelling proposal, and what does it mean for Bayer?  We have been looking at the possible attractions of bringing Bayer and Schering together for a long time, and we have evaluated the benefits we could secure from such a combination in a great deal of detail.  We are very confident that we will be able to secure cost synergies of at least several hundred million per annum.  As a result of step-ups anticipated based on the value of stocks and one of costs associated with the integration, the transaction will be dilutive on a reporting basis of the first two years.  However, if we look at EPS before transaction-related amortisation and one-time charges, then we expect the transaction to be enhancing in 2007. We expect cashflows from the acquisition to exceed our cost of capital by 2009.  We will refinance the cost of the acquisition by a combination of debt, equity and disposal proceeds.  I will cover this in a little more detail later in the presentation. Our offer will be subject to the customary terms and conditions of a German tender offer, including a 75 per cent acceptance threshold and the receipt of necessary regulatory approvals.  Together Bayer and Schering will have Pharma sales approaching 10 billion Euros.  Putting the two businesses of this size together provides real opportunities to reduce costs across all functions. The synergy target of 700 million per annum equates to approximately 7 per cent of combined Pharma sales, which is in line with the synergies achieved in similar transactions.  The cost of delivering the synergies will be around 1 billion Euro.  We anticipate that this cost will be spread over two years.  Of this 700 million in synergies, we expect some 15 to 20 per cent to come from each of cost of goods sold and marketing sales, and 30 to 35 per cent from each of R&D and general administration cost reductions.  We expect staff reduction of approximately 10 per cent of our total combined  HealthCare workforce of around 60,000.  We anticipate that we will realise cost synergies across both Bayer and Schering as the businesses are integrated.  As well as hard costs synergies, we also belief that the combination will really enhance our business platform, which should deliver further opportunities to create value that are not currently available to each business standing alone.

The combination we will have leading positions across a range of important therapeutics categories, and will be particularly strong in high margin biological products.  Together we will be able to make better use of Bayer’s and Schering’s strong existing sales and commercial platforms.  Schering’s  established current franchise in oncology will allow us to accelerate the penetration of Nexavar and the exploitation of our oncology pipelines.  We see tremendous opportunities within R&D.  We have been extremely successful in refocusing and increasing the returns from our own R&D investments in the last years, and there will be real opportunities to maximise returns from R&D investments for the enlarged business through more effective deployment of  resources. The quality of the two businesses and the R&D and pipeline opportunities added together will see our enlarged Pharma business continuing to deliver strong sales growth, with even faster double-digit progression in EBITDA. For most organisations, an integration of this size would be stepping into the unknown.  Most large transactions live and die on the success of the integration process.  We have a strong track record of successfully managing large scale transactions and integrations.  We know how to do it, and we will do it smoothly, quickly and successfully.  We have stablished some integration principles with the Schering team, which will ensure the process begins with a clear mandate.  We will locate our global Pharma headquarters in Berlin.  The enlarged Pharma operation will be known as Bayer Schering Pharma, building on the heritage, culture and brand strength of both businesses.  The senior team will be drawn from both sides to oversee the integration.  We will not favour one organisation over the other.  The guiding principle will be the best decision for the business and the best person for the job. The transaction is firmly on strategy. It builds on Bayer’s success in speciality care. Schering and Bayer’s business are highly complementary.  It improves the balance of our overall Pharma portfolio; it increases the size and importance of our HealthCare subgroup; it increases our ability to be innovative and reprioritise R&D to improve returns.  Most importantly, it will create significant value to Bayer’s shareholders. I would now like to hand over to Arthur Higgins, who will explain in a little more detail why we are enthusiastic about Schering’s business, what the combined Pharma activities will look like, and how the transaction improves our HealthCare business.

MR HIGGINS:  Thank you, Werner.  Good morning, ladies and gentlemen.

So why do we want to combine Schering and Bayer’s Pharma operations? As Werner Wenning mentioned, we have long thought that Schering is the perfect partner for a speciality pharmaceutical business.  As such, my team already knows this business quite well.  Schering is a global leader in speciality here, so shares the same focus that we have.  Schering has 5 billion Euros of speciality fund typical sales.  It has a strong position in oncology and speciality therapeutics, which complement our own position, and it is a global leader in hormonal contraception.  Schering has an impressive list of products.  Its top 10 drugs account for over 3 million Euros of sales, and they grew last year at an impresive 12 per cent.  Half of its top 10 products are in Scherings strong gynaecology franchise, including Yasmin, the world’s top selling female contraception pill. How will the combined pharmaceutical business look.  This acquisition accelerates our focus towards speciality care.  It increases our proportion of speciality sales from 25 to an impressive 70 per cent. Furthermore, we will have a balanced portfolio of growth and cash-generating products.  Going forward, we intend to protect our established franchises, but at the same time increasing our focus on three key speciality areas, cardiology/haematology, gynaecology and oncology.  All three of these are large growing and highly profitable markets.  We have strong potential in cardiology/haematology, anchored by our potential blockbluster product, Kogenate, and a very promising pipeline.  Fertility will become the number one worldwide in a highly attractive segment. Schering’s strong and growing franchise complements our own men’s health focus.In oncology, combining our two businesses significantly expands our capabilities and the reach and breadth of our future oncology pipeline.  Schering will bring a strong presence in haematology and lymphatic cancer, and we intend to use this infrastructure outside of the US to accelerate our market penetration of Nexavar.  The combined organisation will be able to truly compete in this, the most attractive of speciality markets. This combination creates a leader in speciality pharmaceuticals, with annual revenues approaching $8 billion. So why are we focusing on speciality care? It is simply, quite simply, the best segment of the pharmaceutical market for us to focus on, for the following reasons: it is less about scale and more about innovation.  Products generally address high and usually unmet clinical needs.  Marketing is focused and not broad-based, and is less promotion attentive.  It has a small specialist sales force compared to primary care, where scale is vital to achieve efficiency. Speciality products often have better cost and clinical benefit characteristics. As a result of what I just mentioned, speciality is a more profitable segment that is easier to benefit from competition.  For these reasons, I think you are all aware that all major pharmaceutical companies talk about their goal to increase their share of their business generated by speciality care products.  With 70 per cent of our sales coming from speciality, we will have one of the highest ratios in the pharmaceutical industry. I am also particularly excited about the position the combined group will have in biological products in other words protein based drugs.  These are products where manufacturing expertise is vital to producing the product, and as such they are difficult to replicate.  Even if companies can find a way to register a generic — and that at this stage is still unclear — it still requires significant investment and expertise for them to compete.  In essence, biological products are much less prone to generic competition.  In terms that I know will resonate with this audience, biologicals are more profitable and have longer life cycles. I discussed earlier that Schering’s top 10 products were growing at a rather impressive 12 per cent rate last year.  This slide you are looking at shows the gross potential of our combined portfolio. Together we will have nine products, each with annual sales over $200 million, four from Schering and five from Bayer. The combined growth rate of these growth drivers was a truly impressive 20 per cent in 2005. Turning now to our pipeline, a strong pipeline is the life-blood of a pharmaceutical company.  There are almost 17 products in Phase I, 14 in Phase II, 19 in Phase III, and 4 on launch.  In particular, both groups will contribute exciting late stage compounds. Bayer contracts compounds like Nexavar, Factor 10A and Alfimeprase.  Nexavar, as you know, is approved for renal cell cancer in the US, and is the first advanced kidney treatment to be approved in over a decade.  We are also encouraged that this compound may be useful in treating liver melanoma and lung cancers.  Factor 10A is a very safe compound and could deliver a paradigm shift in the treatment of thrombolytic disorders.  Alfimeprase, a clot-buster, rapidly dissolves clots with reduced risk of bleeding. To complement Bayer’s pipeline, Schering contributes compounds like YAZ and Campath, and are looking at two other products already being approved for the treatment of cancer, but are being researched in autoimmune diseases.  YAZ is a low dose form of Yasmin and will significantly extend the reach of the Yasmin family, in which we see blockbuster potential. You may have noted that this product was only this week approved in the US market. [Inaudible] is a potential new approach for the treatment of multiple sclerosis, obviously complementing the strong position we will have with Interferon, and this is a growing $5 billion market. Leukine is a potential treatment for Chrone’s disease, a debilitating gastrointestinal disorder. Chrone’s has 1.5 million sufferers worldwide, and again a truly effective treatment with a considerable market potential. Ladies and gentlemen, in summary, this is a compelling combination that is right in line with our stated strategy to become a leader in speciality pharmaceuticals.  Over the past several years we have shown that we can execute and deliver Bayer commitments in our HealthCare business.  Today we are taking another step forward in this strategy, with the same commitment to execute and the same commitment to deliver. Finally, for the pharmaceutical specialists among you, there is considerably more material on our two products pipeline and market on our website, which I hope you will find helpful. I would now like to hand back to Werner Wenning.

MR WENNING:  Thank you, Arthur. I would like to take a few moments, as we conclude our presentation, to put this initiative into the context of the Bayer Group. We are really proud of what we have achieved over the last three years.  We have significantly increased profits and returns, and have established a platform from which we are now ready to accelerate our successful strategy by acquiring Schering. In the last decade Bayer has been transformed from a broad-based conglomerate into a growth-oriented focused research-based business built around using science to deliver a better life.  The acquisition Schering and the disposal of Wolff and Starck are absolutely in line with this strategy. Following the acquisition of Schering, our enlarged Pharma business will join our other businesses as leaders in their respective markets.  Acquiring Schering and delivering synergies from the combination will allow us to upgrade our financial targets, both for healthcare and the group.  We are revising our longer term margin target for HealthCare from 23 to 25 per cent, and we are now expecting to achieve this by 2009. Achieving a 25 per cent margin in HealthCare will mean that we will accelerate the achievement of our goal of a group underlying EBITDA margin of 22 per cent, potentially with some further upside.  The purchase price will be initially financed by existing cash resources of 3 billion, and a new credit line to be provided by Credit Suisse and the Citigroup. The acquisition financing will be prudently refinanced through a combination of equity instruments, term debt and the proceeds from the sale of Starck and Wolff. The equity component of the refinancing package is expected to be up to 4 billion. We are confident that following completion of the transaction we will continue to be investment grade, and we are maintaining our target of a single A rating. As you will understand, it is difficult to be precise about the timing of a public offer. The timeline on this slide is our best estimate at this stage.  We expect to launch our offer by mid-April and to close by the early summer. In terms of more immediate actions, we are planning to commence a road show, to explain this exciting opportunity to our shareholders, on Monday. Having heard our story, I hope you agree that this is a statistically compelling opportunity to create a leader in speciality care, further strengthening the Bayer Group and delivering value to Bayer’s shareholders.  This is the right move for Bayer at the right time. Thank you for your attention.

MR ROSAR:  I would now like to open the call for questions.  As mentioned earlier, we have posted significant additional materials on the rationale and the benefit of this transaction on our website.  If we are not able to answer a particular question, we are a public company about to launch a public offer, which we plan to refinance partly with equity are so there are some limits will to how much further detail we can provide you at this time. As this is now a Q and A session, I will please ask that when you are invited to ask the questions, you limit yourselves to no more than three questions. I hope you will also understand that this will be a busy morning; that we must close the call by 10 at the latest.

We can now open the discussion.

THE MODERATOR:  Thank you.  Ladies and gentlemen, at this time we will begin the question and answer session.  If you have a question, please press the star followed by the 1 on your telephone.  If you wish to cancel your request, please press the star followed by the 2.  Your questions will be answered in the order that they are received.  If you are using speaker equipment today, please lift the handset before making your selection. One moment for the first question.

The first question is from Mr James Knight. Please state your name, your company name, followed by your question.

MR KNIGHT:  Good morning. James Knight from Merrill Lynch. I have a couple of questions. Firstly, in terms of Schering’s pipeline, you talked a bit about Leukine and Campath.  I wonder if you could give us a little more insight into what peak sales you might expect as part of your evaluation in the offer.

Secondly — I suppose this will be quite easy — can you confirm that Pfizer’s OTC business is off-limits.  And thirdly, maybe give us some indication of the profitability of both HC Starck and Wolff Walsrode? Thank you.

MR WENNING:  I would like to ask Arthur Higgins to answer your first question.  I will come back to Pfizer OTC and the profitability of HC Starck, and Wolff will be addressed by Klaus Kühn.

MR HIGGINS:  Good morning.  Firstly, let me first say, I think the Schering pipeline combines a very good balance of low and high risk projects. We are not this morning going to give specifics on our forecasts for Leukine or Campath, but you can assume that in our financial modelling we used traditional  pharmaceutical probabilities, and as a result I think have been conservative in our outlook.  As I mentioned, if these products continue to support the  excellent clinical data we have currently seen, there could be significant new approaches in these two important indications.

MR WENNING:  Coming to your question, James, about Pfizer, you know that we never would disclose any details about possible market transactions. On profitability, HC Starck and Wolff, Klaus Kühn.

MR KÜHN:  The profitabilities of HC Starck and Wolff, they have current EBITDA margins in the area of 15 to 18 per cent.

MR KNIGHT:  Okay, thank you very much.

MR KÜHN:  And we expect that the proposals will be accretive to the margins of BMS.

MR KNIGHT:  Thank you.

THE MODERATOR:  Thank you, sir.  The next question comes from Mr Ulrich Huwald.  Please state your name and your company name, followed by your question.

MR HUWALD:  Yes, good morning.  I have two questions.  First of all, perhaps you could give us some figures and terms that we could put on our spreadsheets.  What amount of writedowns do you expect resulting from this acquisition?         The second question is to Mr Higgins: Could you please evaluate a little bit the synergies related to oncology, especially in the field of the sales force?    Thank you.

MR WENNING:  The first question will be answer by Klaus Kühn and then Arthur will jump in.

MR KÜHN:  We expect transaction-led amortisations resulting from the step-up of the intangibles in the magnitude of 800 to 900 million Euros per annum, plus we expect a write-down of the inventory step-up, which happens to be in the first year in the area of 500 million.

MR HUWALD:  May I add another question?  The 800 to 900 million per annum over what time period, please?

MR KÜHN:  Depending — that is roughly over a time period of 10 to 15 years, depending on the assets.

MR HUWALD:  Okay, thanks.

MR HIGGINS:  Ulrich, with respect to your second question, as you are aware we recently launched Nexavar in the US and are in the process of building our infrastructure for launches outside of the US. Clearly this combination will allow us to use the significant infrastructure that Schering has outside of   the US on oncology, so there is a significant cost avoidance here.  From a cost value perspective, but obviously from a top line, we believe the expanded   capabilities will lead to an even faster penetration of Nexavar.

MR HUWALD:  I am grateful.  And the cost avoidance i coming on top of the general synergies, is that right?  Or is it included?

MR HIGGINS:  That is included.

MR KÜHN:  The costs are included.  The top line was included, definitely.

MR HUWALD:  Okay, good, thank you.

THE MODERATOR:  Thank you, sir.  The next question comes from Miss Jo Walton.  Please state your name and your company name, followed by your question.

MS WALTON:  Good morning.  Two quick questions. Can I ask your attitude to the contrast media business at Schering.  Does that have any particular interest to you?  Is there anything you can do to put that with your diagnostics unit?

Secondly, whilst I understand the comment that you can get 7 per cent of overlapping sales and that is a historic level of cost savings in the industry,   if I actually look at what percentage of your sales are really overlapping, it is a lot lower than that. So this would be a high level of cost savings, and I am just a bit concerned as to where they come from, especially given the comments from Schering management about the extra commitments. Like the 86 Euros and the extra commitments. Can you just give us some idea of not just the    physical numbers of people who might leave in the cost savings, but where they might come from?  And — I will just chance my luck here — what percentage of    calls that Bayer reps make are to ob’/gyn’ doctors or urologists, which are of course the main point of focus for a lot of the Schering reps?

MR WENNING:  Okay.  The first - contrast media - Arthur will address this question.

Mr HIGGINS: Contrast media: This is very much a speciality pharmaceutical business.  It is a high quality business that has performed well.  It is the    market leader, which we see as a very attractive segment.  It is, however, very different from our in vitro diagnostic business.  Really, there is no logic in looking at synergies across these businesses from our perspective.  One goes out on an entirely different customer base; the other is really a speciality pharmaceutical approved as a drug, promoted to physicians and reimbursed through    pharmacy.

MR WENNING:  About synergies, you know that we will start (after we conclude the transaction) together with our colleagues from Schering to establish a detailed plan, how we would like to achieve the synergy in terms of the next couple of months. First of all, do not forget that Schering is acting in over 100 countries, so we have both Bayer and Schering local representations worldwide.

I believe that a rationalisation of country platforms and commercial infrastructures is one issue, and integration of Head Office and central functions. We have also to talk about production site rationalisation.  We see good possibilities to realise synergies in procurement and supply optimisation, and of course as another fact we would like to leverage the combined oncology business. So with the combined companies, Bayer HealthCare and Schering AG, we are talking about 60,000 people worldwide, and we estimate that here we have a synergy potential of roughly 6,000 people. So you know that we delivered in the past always on our promises on synergies when we acquired the Aventis CropScience organisation with 40,000 people. We have been able to integrate this organisation faster and more successfully than anticipated.  We bought the OTC business from Roche.  We have been here also faster, and we delivered earlier than promised the synergy potential of more than 100 million.

So I believe we have good experience and good knowledge how to integrate different organisations into our functions, so I am pretty sure that we will    also be able to deliver the 700 million under discussion in this deal.

MR ROSAR:  The next question, please?

THE MODERATOR:  Thank you, sir.  The next question comes from Mr Max Hermann.  Please state your name, your company name, followed by your question.

MR HERMANN:  It is Max Hermann here from ING. Can I just push you a little bit more on the contrast media business, whether you would see this as a potential opportunity to pay down debt in a quicker fashion?  The thing is, it does not fit with your Diagnostics Division.  How do you see it integrating into the Pharmaceutical Division, or do you see it as a potential divestment as part of the acquisition? Thank you.

MR WENNING:  One general comment, Max, from my side.  We do not need any further disposal income to finance this deal, which explains in detail our intention how to finance, and of course we just announced the disposal of HC Starck and Wolff    Walsrode.  We do not have in mind any further disposals for the time being.

MR HERMANN:  Thank you.

THE MODERATOR:  Thank you.  The next question comes from Mr Ronald Koehler  Please state your name, your company name, followed by your question.

MR KOEHLER:  Yes, hello.  It is Ronald Koehler from MainFirst.  I have three questions. The first question is regarding your threshold of acceptance of 75 per cent.  Recently we had a lot of problems in acquisitions in Germany to get up to the 100 per cent.  Could you a little bit give us a hint how you try or how the procedure will be to get up from the 75 to the 100 per cent, if you achieve that threshold?

The second question is regarding a potential break-up fee.  Actually, you acted as white knight, which is apart from Schering.  Were you able to negotiate a break-up fee here?

The third line is actually regarding your margin target of 25 per cent EBITDA for Bayer HealthCare. If we assume you could achieve your 23 original    aspirational target in 2009, and you would assume a stable margin of 26 per cent at Schering, and we would assume the synergies, we actually would end up with 28 per cent margin, which means you are 3 percent points below that. Is it, from your side, a conservative measurement, or have you anything which we should be    aware of in terms of downside risk here?

MR WENNING:  Coming back to your first question, 75 per cent, I believe we made a very interesting offer, a competitive offer to Schering’s shareholder, and we expect that the offer will be accepted by Schering’s shareholders, having in mind also the support of Schering’s management.

The break-up fee: We did not sign the break-up fee because from a legal point of view it seems to be that this is, in Germany, difficult — from a legal point of view.

Margin, 23 to 25: you are right, but for the time being we are only prepared to give you a margin of 25, target of 25, for 2009, and this will also help us to accelerate the improvement of margins for the whole group.

MR KOEHLER:  Just to add on to the 100 per cent, is it legally without problems to get from the 75 percent if you get the acceptance to the 100 percent up, with the squeeze out, or whatever?

MR WENNING:  Yes, yes.

MR KOEHLER:  Okay, good.

THE MODERATOR:  The next question comes from Mr Jean de Watteville.  Please state your name, your company name, followed by your question.

MR de WATTEVILLE:  Yes, good morning, Jean de Watteville speaking.  The first question is just the obvious strategic question following the acquisition    that you are doing of Schering. Your mix and exposure to healthcare will be much more significant than before. You will have a better critical size in Europe in most of the region in healthcare. Can you just update us of how viable is the conglomerate structure, and what will be the key argument for maintaining a hybrid structure going forward?

The second question I would like to ask is just if you can give some more colors on the hybrid financing, what should we expect if we are going looking more for convertible or prepaid shares. The last point is a clarification of the 1 billion cost.  Is it 1 billion cash cost, or is there a non-cash element?  Thank you.

MR WENNING:  Coming back to your first question, first of all I believe we can lengthy discuss what is a conglomerate, but we will stick to our today’s   portfolio, that it means with respect to the three subgroups or businesses, Bayer MaterialScience, Bayer HealthCare and Bayer CropScience.  We have no    intention to change this structure.

Your second question was related to the synergies and one-times.

Mr KÜHN: First your financing questions, so we anticipate that the equity   portion will be a mix of a convertible plus a normal equity raising, and then in    addition it will also be the issuance of another hybrid bond, preferably in the US, which would give us additional equity credit without having the associated    dilution effect for the shareholders.

Your second question was with regard to the one-time costs.  We consider that the majority of these one-time costs will be cash, but we do not have at this moment the exact proportion.

MR WATTEVILLE:  Thank you.

THE MODERATOR:  Thank you, sir.  The next question comes from Lee Dunlop.  Please state your name, your company name, followed by your question.

MR DUNLOP:  Good morning, it is Lee Dunlop from Cazenove. - Special Situation.  Can you please confirm that Schering shareholders will still receive the 1.20    Euro dividend on top of the 86 Euro offer price?

Second question:  Can you just describe the overlaps you have with Schering and the impact that may have on the FTC and EU review?

And finally, with the minorities that may remain outstanding after 75 per cent acceptances, do you intend to enter a domination agreement with them?

MR WENNING:  I reconfirm first of all the 1.20 dividend to Schering’s shareholders.

Your second question, the FTC, we do not expect any problems with the European and the US and the French authorities. And the third question…

Mr KÜHN: We are looking — that is the reason why we are aiming for a 75 per cent majority.  We are aiming at being also in a position to establish a domination.

MR DUNLOP:  Thank you very much.

THE MODERATOR:  Thank you, sir.  The next question comes from Mr Andrew Stott.  Please state your name, your company name, followed by your question.

MR STOTT:  Good morning.  Andrew Stott from Credit Suisse. Two questions:

(1) Where does this leave the Schering-Plough relationship in the US? Is there any change or potential conflict of interest?

(2) The second question is on your dividend.  Given you have some special significant one-time charges, in that certainly historically your dividend policy has been on a reported earnings basis, is there going to be any shift on the earnings policy whilst you are going through that transition phase?

MR ROSAR:  Andrew, first in regard to our agreement with Schering-Plough in the US, no change. Secondly, on dividends, please understand that it is a little bit premature to talk now, not having paid the ‘05 dividend, to speculate about 2006.  We will also follow up with our strategy and our policy of the past, that we will continue to pay reasonable dividends in line with the profitability of the company to our shareholders.  You know that this year we are distributing around 43 per cent of our net income.

MR STOTT:  Okay, thank you.

MR ROSAR:  Wait a minute.  Klaus Kuhn has a comment.

MR KÜHN:  Maybe in addition, Andrew, you could also see that we were not always looking at the reported net income in our dividend policy.  You remember when we had the one time write-offs, we still paid out a dividend, so it will always be a mixture of really a payout ratio which we are normally trying to target, and also the assessment of the overall valuation and the future prospects.

MR ROSAR:  The next question, please?

THE MODERATOR:  Thank you, sir.  The next question comes from Mr Cohen.  Please state your name, your company name, followed by your question.

MR COHEN:  Hello.  This is (?) Cohen calling from Welbex (?) Capital.  The first question is, actually your current corporate hybrid bond is a pretty big size at 1.3 billion.  How big are you planning on making the second one? The second question is, is it still your goal to be number 1 in the OTC business in terms of market position, and how quickly do you expect to achieve this goal?

MR WENNING:  The first question will be answered by Klaus Kühn.

MR KÜHN:  Well, we are targeting roughly this hybrid in the US market and the size has not been determined yet, but it should be in the ballpark of roughly 1.5 billion. Coming back to your question on OTC, we stick to our intention to become a leader and defend our leadership position and to further increase our OTC business in the future.

MR COHEN:  Thank you.

THE MODERATOR:  Thank you.  The next question comes from Mr Peter Simons.  Please state your name, your company name, followed by your question.

MR SIMONS:  Hello, Peter Symons is my name, from Deka Investments My question is really with regards to the outstanding euro hybrid bond. This bond is currently BAA2 rating by Moody’s.  Will you make sure that this instrument will stay in the investment grade arena?

MR WENNING:  Klaus Kühn?

MR KÜHN:  I am not sure.  We will try, but we cannot give you a guarantee on this.

MR SIMONS:  Which leverage ratio will you have after the acquisition, and what is your timeframe with regards to the leveraging aim?

MR KÜHN:  As we said, we are looking over the next two years at strong investment grades, and we anticipate that by the year 2009 our rating ratios should be clearly in a position to justify again a rating in the A area.

MR SIMONS:  Okay, thank you.

THE MODERATOR:  The next question comes from Mr Alexander Groschke.  Please state your name, your company name, followed by your question.

MR KROSHKIN:  Hello, it is Alexander Groschke. I’m from Landesbank Rheinland-Pfalz.  One question.  If the combination with Schering is so compelling, why launch the offer now?  Why did you not make a bid for Schering a year ago, when you could have had the company much cheaper?

MR WENNING:  Alexander, now is the best moment, and we used the best possible opportunity to do our business.

MR GROSCHKE:  Okay, thank you.

THE MODERATOR:  Thank you.  The next question —

MR WENNING:  But coming back a little bit to your question, to explore a little bit around your question, please bear in mind also Bayer’s situation one or two years ago.  I believe that one of the requirements to be successful in a bid transaction is that you can count on a strong organisation, and after our reorganisation, now we are able really to be successful in such a transaction, because we have strengthened our organisation during the last couple of quarters substantially, and, of course, we improved our market capitalisation also over the last 15 months again substantially.

THE MODERATOR:  Thank you.  The next question comes from Mr Tim Frankenheim.  Please state your name, your company name, followed by your question.

MS SPLITZER: In fact Karen Splitzer from WestAM speaking on behalf of Tim Frankenheim.  As I see the transaction, it seems to me that bondholders are forgotten.  On the road show for the Perpetual, it was said that there is a strong commitment to a single A rating, and now we got an answer that it might be a lesser grade or not.  So from a bondholder’s perspective we cannot congratulate.  And we have a question with regard to the rating commitment going forward, what it means, a strong investment grade rating?  And — yes, what it means, a BAA1 from Moody’s side, or at least one notch worse than that?

MR KÜHN:  Again, we do not change our strategic target of having a single A rating.  Also, that was the time when we issued the Perpetual and that is the time now.  We think also that our financial ratios will justify it.  It is always possible that in the case of such a takeover situation, which you cannot plan for a long time, you might incur a situation where you have to take a downgrade by maybe two notches in such a situation, but we will have to see how the rating agencies will react.

MS SPLITZER:  You have not discussed it with the rating agency in advance?

MR KÜHN:  Well, yes, we have discussed it with the rating agencies in advance, but they also need some time to adjust the numbers and to look at our plan.  Actually, I think we have a very good  relationship, and also we are not the ones who would like to surprise our rating agency in is such an important situation.

MR DIETSCH:  I have one remark to the hybrid bond outstanding.  As you know, S&P has rated this instrument three notches lower than our senior rating, and Moody’s two notches lower than our senior rating.  This instrument is rated currently two notches above non-investment grades. Even if we will get a downgrade by one notch each at S&P and Moody’s, this instrument will remain investment grade.  Only in case of a multiple downgrade will this investment become non-investment grade.  Thank you.

MS SPLITZER:  Okay, thanks.

THE MODERATOR:  Thank you.  The next question comes from Mr Andrew Benson.  Please state your name, your company name, followed by your question.

MR BENSON:  Yes, it is Andrew Benson here from Citigroup.  I just want really a couple of clarifications.  The 4 billion of additional equity, that is the total including all the hybrids, convertibles, straight equity.  If you can just confirm that and give an idea of what your thoughts are there. The second point, on all of the sort of exceptionals, step-ups, write-downs, can you just spell out for me how you think those will impact the P&L and cashflow over the next couple of years?  Can you give us an indication of when you would hope to be close to selling the two chemical assets as well, please?

MR WENNING:  Klaus Kühn will answer your question, Andrew.

MR KÜHN:  First of all, our statement that we will use the equity portion will be up to 4 billion, so we see that as the upper limit, will be confined to what we said, the blend mix of equities, share issues and convertibles.  The hybrid is not part of that number, but it adds naturally to the equity credit which you will get. Your question again regarding the amortisation  charges, as I said, we have to write-up, to gross up the intangible value and to amortise them over ten years, and at a maximum in some cases maybe 15 years. That will lead to annual amortisations which are not cash relevant in the magnitude of some 850 million

Euros per annum over the next at least ten years. And on addition we will have also, at the result of the step-up of the inventories, another kind of amortisation in the first year, also non-cash in the amount of 500 million Euros.  That is our first assessment.

With regards to HC Starck, we anticipate or we plan to have a deal timed by the end of that year, and the closing would be dependent on FTC approval.  Again, as Mr Wenning already has stated in his introductory speech, we anticipate that this transaction will already be cash EPS accretive by 2008, and if you deduct also the one-time charges, it will be already cash accretive by 2007.  So excluding one-time charges and the transaction-related amortisations, it will be EPS accretive by 2007, including the one-time charges and just excluding the transaction-related amortisations will be accretive by 2008, and we assume that it will be accretive to EPS on a reported basis by 2009.

MR BENSON:  That’s great.  The amortisation charges: will they be allowable as a cost against tax?

MR KÜHN:  No.  As that is a share deal it is not a tax deductible item.  It is tax deductible in the balance sheet, in the group financial accounts, but it is not a cash-effective tax.

MR BENSON:  I’m sorry, can you just clarify that?  So that will effectively give you a higher reported tax rate.  That is correct?

MR KÜHN:  That is — no, I do not think that has a significant impact on that; it is just in the book taxes it is deductible, and I think it does not have a major impact on the tax:expense ratio.  What you do, you gross up on the asset side your intangibles and you build deferred tax liability on the liability side, and those things will get amortised over time, but both are not cash effective, these are just book entries.

MR BENSON:  Thanks.

THE MODERATOR:  Thank you, sir.  The next question comes from Mr Mitch Reznick.  Please state your name, your company name, followed by your question.

MR REZNICK:  Nick Reznik from Fortis Investments. My question is regarding the mandatory coupon referral on the current hybrid.  Can you confirm that there is a mandatory coupon referral, and if there is, if this is the case with a cashflow trigger, will this transaction affect that cashflow trigger in any way,

because you mentioned there is going to be a large one-time cash cause to effect the transaction, and I wonder if that will have an effect on that trigger.

Thank you.

MR DIETSCH:  On the hybrid bond we have a cashflow trigger in it and we do not expect that this will be effective with the transaction.

MR REZNICK:  Okay, so you do not anticipate any kind of coupon referrals with it, whether optional or mandatory?

MR ROSAR:  No.

MR REZNICK:  All right, thank you.

MR ROSAR:  The next question, please?

THE MODERATOR:  The next question comes from Mr Martin Brunninger.  Please state your name, your company name, followed by your question.

MR BRUNNINGER:  It is Martin Brunninger from Caznove.  Just one quick question about your Merger assumptions, integration costs and synergies.  What are your assumptions on these costs, since we now know that Schering exercises the option to buy these assets? Secondly, in terms of integrating Schering to Bayer, what are your thoughts regarding branding of oral contraceptives, since Schering’s brandname is quite established?

MR WENNING:  Arthur Higgins?

MR HIGGINS:  Obviously, until the two companies are combined we are not able to comment on this strategy.  Secondly, I think we made it very clear that we want to protect the very strong brand awareness of both Bayer and Schering.  Hence we will call the company Bayer Schering Pharmaceuticals.

MR ROSAR:  Does that answer your question?

MR BRUNNINGER:  Yes, it does, thank you.

THE MODERATOR:  The next question comes from Mr Themis Themistocleous.  Please state your name, your company name, followed by your question.

MR THEMISTOCLEOUS:  Thank you.  Themis Themistocleous from UBS.  Two questions, please. The first question, coming back to the deal, the strategy behind it, I was just wondering how important it is for Bayer, and given what it looks like pretty punchy cost-saving assumptions, what would your response be if there is a counterbid from Merck? The second question on the financing of the deal: what assumptions did you make for MaterialScience and the cycle?

The last question: if you could give us some indication of what you think the cost of debt would be for the additional debt that you need to raise?

MR WENNING:  Coming to your first question, as I mentioned during my presentation, this is a very important step forward to strengthen not only our  pharmaceutical, not only our HealthCare, but also the total business for the Bayer Group. You know that we would like to strengthen — and that was the declared strategy since a long time — our less cyclical business, and we would like to strengthen our healthcare business.  We did one step forward in acquiring the Roche OTC business, and now we are doing a very important step in improving our pharmaceutical, or ethical pharmaceutical business. So for the Bayer Group, it perhaps is one of the most important steps forward in the history of our company.

About the possible or not possible reaction of other companies, I would not like to comment.  I can only comment that we made a very competitive bid and we believe that this is, from a strategic point of view, the best possible combination of business which today is available.

MR KÜHN:  And the BMS cycle?

MR WENNING:  The BMS cycle, we are not pessimistic.  We talked a lot, I know — I red very carefully your report, very carefully through your report and I can only repeat what I said so far: we started into 2006 in line with our expectations.  We believe that with our business in isocyanates and in polycarbonates, we have one of the strongest brand and technologies of the polymer industry in our portfolio, so we believe that Bayer MaterialsScience will continue to provide net cashflow over the next years to our portfolio.

MR KÜHN:  With regard to your question about our financing costs, I would just say it would be probably too big an exercise to go into the details of the individual instrument, but what I can clearly claim, if you want to look at when we issued some financial instruments, we were always in a position that we had to achieve very, very competitive financing costs in regard to our — in our actual or respective rating situation at that point in time, and we think that our name recognition and our presence in the market will also justify that in the future. In addition to that, I think Mr Wenning already also said that we anticipate that after the successful integration in 2009, the combined business, we and Bayer should generate a cashflow which is above the hurdle here of the cost of capital plus the reproduction of the depleted assets.

MR THEMISTOCLEOUS:  Thank you.

THE MODERATOR:  Thank you, sir.  Ladies and gentlemen, if you would like to ask a question, please press the star followed by the 1 on your telephone. If you wish to cancel this request, please press the star followed by the 2.  We have a follow-up question from Mr Ronald Köhler.  Please state your name, your company name, followed by your question.

MR KÖHLER:  Yes, hello.  It is Ronald Köhler from Main First once again.  Regarding the synergies and the focus programme of Schering, obviously Schering already has a cost savings programme in place, and just my question here: will it be independently run forward, meaning the cost savings Schering is targeting and your synergies on top, or did you include in your synergy calculations the focus programme of Schering?

MR WENNING:  In our programme all 700 million is on top of the actual or past restructuring programmes of Bayer or Schering.

MR KÖHLER:  Okay, thank you.

THE MODERATOR:  A follow-up question from Mr Andrew Benson.  Please state your name, your company name, followed by your question.

MR BENSON:  Yes, Andrew Benson again from Citigroup.  Can I just, in terms of the management, if you can just explain the management cascade: you have the Bayer board and then you have Bayer HealthCare as a separate legal entity, and then below that you will have Bayer Schering Pharmaceuticals based in Berlin, again as an autonomous business, plus the other existing Diagnostics, OTC and Animal Health.  Is that the way it will work?  If you will explain that, please.

MR WENNING:  Andrew, you are just describing how we are organised and we will stick to this organisation.

MR BENSON:  Right, so what I said was correct, yes.  Okay, thanks.

MR WENNING:  It is correct.

THE MODERATOR:  Mr Rosar, there are no further questions at this time.  Please continue with any further points you wish to raise.

MR ROSAR:  I would now like to ask Mr Werner Wenning to close our call.  I also would like, on behalf of all my colleagues sitting at this table, to thank you for being with us on the call.  Thank you for your questions, the interest you have shown in this exciting transaction.

MR WENNING:  Ladies and Gentlemen, once again, having heard our story, I hope you agree this is a statistically compelling opportunity to create a leader in speciality care, further strengthening the Bayer Group, and as I said, most important, delivering value to Bayer’s shareholders.  Coming back to some of your questions, we really are convinced that this is the right move for Bayer, and of course also at the right time. So thank you very much for your attention.